EXHIBIT 99.1

COOLBRANDS INTERNATIONAL INC.

8300 Woodbine Avenue, 5th Floor	Contact: David J. Stein
Markham, Ontario, Canada, L3R 9Y7	Telephone: (631) 737-9700(x216)

COOLBRANDS ANNOUNCES SIGNING OF NEW CREDIT FACILITIES

Toronto, Canada, April 20, 2006 - CoolBrands International Inc. (TSX: COB.SV.A) today announced that it has signed definitive agreements in respect of new credit facilities with a syndicate of lenders led by JPMorgan Chase Bank, N.A. Funds available under these new credit facilities will be used for general corporate purposes, including to repay amounts outstanding under the existing facilities that the Company has with JPMorgan Chase Bank, N.A., and the existing facilities that the Company’s 50.1% owned subsidiary, Americana Foods Limited Partnership, has with Regions Bank.

The new facilities are structured as follows: first, a US$48 million senior secured revolving credit facility in respect of which Integrated Brands Inc. and certain other subsidiaries (other than Americana Foods Limited Partnership) of CoolBrands are borrowers; and second, a $25.5 million senior secured credit facility consisting of a US$8 million senior secured revolving credit facility and US$17.5 million of term loans in respect of which Americana Foods Limited Partnership is the borrower. The facilities are for an initial term of three years and provide for interest at LIBOR plus from 1.75% to 2.25% for revolving debt and LIBOR plus 2.5% for term debt. All of the credit facilities are unconditionally guaranteed by CoolBrands and its wholly owned subsidiaries. The CoolBrands credit facility is secured by all of the assets of CoolBrands and its subsidiaries other than Americana. The Americana credit facilities are secured by all of the assets of Americana Foods Limited Partnership and the guarantees in respect of that facility are secured by a second lien over all of the assets of CoolBrands and its other subsidiaries.

About CoolBrands International: CoolBrands International Inc. markets a broad range of ice creams and frozen snacks under a family of brands, including Eskimo Pie, Godiva Ice Cream, Whole Fruit Sorbet, Snapple On Ice Pops, Tropicana Fruit Bars, No Pudge! Frozen Snacks, Crayola Color Pops, Yoplait Frozen Yogurt and many other well recognized brand names. CoolBrands also manufactures, markets and sells fresh yogurt products, including Breyers Fruit on the Bottom, Light and Creme Savers cup yogurt varieties. CoolBrands’ operates a “direct store door” (DSD) frozen distribution system in selected markets in the U.S. to deliver CoolBrands products and Partner Brands to supermarkets, convenience stores and other retail customers. CoolBrands’ subsidiary, Americana Foods, manufactures soft serve mixes, packaged ice cream, frozen snacks and other food products for CoolBrands and for well known national retailers, food companies and restaurant chains. CoolBrands’ Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry.

For more information about CoolBrands, visit www.coolbrandsinc.com.

Forward Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company’s financial position and business strategy. These statements may be identified by the fact that they use such words as “anticipate,” “estimate,” “expect,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company’s products, product costing, the weather, the performance of management, including management’s ability to implement its plans as contemplated, the Company’s relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.